Kunzman & Bollinger, Inc.
ATTORNEYS-AT-LAW
5100 N. BROOKLINE, SUITE 600
OKLAHOMA CITY, OKLAHOMA 73112
Telephone (405) 942-3501
Fax (405) 942-3527

June 27, 2008

ELECTRONIC FILING

Mr. H. Roger Schwall
United States Securities and
Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Atlas Resources Public #18-2008 Program (the “Program”)
SEC File No. 333-150925

Dear Mr. Schwall:

Enclosed for filing is Pre-Effective Amendment No. 1 to the Program’s Registration Statement. Also, this letter is in response to comments made in your letter dated June 13, 2008 concerning the above-referenced filing. For your convenience, we first restate your comments in italics and then provide our response. The responses in this letter are based on representations made by the Program and its Managing General Partner, Atlas Resources, LLC, to Kunzman & Bollinger, Inc. for the purpose of preparing this letter. Unless otherwise noted, all references in our responses to pages or sections of the prospectus are to the form of prospectus included in Pre-Effective Amendment No. 1.

Form S-1 Filed May 15, 2008

Terms of the Offering, page 6

1.	Please define the term “non-binding targeted subscriptions proceeds.”

In response to the Staff’s comment, the Program has revised page 6 to define the term non-binding targeted subscriptions proceeds. This definition also was added to “Terms of the Offering - Subscription to a Partnership” on page 50.

Atlas Resources, LLC Financial Statements

General

2.
We note to comply with Rule 8-07 of Regulation S-X you have presented audited financial statements of the Atlas Resources, LLC, the managing general partner of the limited partnership. It appears you should update the financial information of the general partner for the interim period ended March 31, 2008 given this entity’s future involvement in the limited partnership subsequent to the closing of the offering.

Updated financial statements of the general partner have been provided.

Kunzman & Bollinger, Inc.

Securities and Exchange Commission
June 27, 2008

Note 1-Nature of Operations, page F-14

Principles of consolidation, page F-14

3.	We understand that you are the managing general partner for the energy partnerships and that you proportionately consolidate your investments in these partnerships in your financial statements.

The guidance of EITF 04-5 requires a general partner to fully consolidate a limited partnership that it controls. Please explain to us how you concluded, as the general partner, that you do not control these partnerships in deciding that proportionate consolidation, rather than full consolidation, was appropriate.

EITF 04-05 provides a framework for determining whether a general partner controls, and should consolidate, a limited partnership based on the fundamental principle: a general partner in a limited partnership is presumed to control the limited partnership, regardless of the extent of its ownership interest unless the presumption is overcome.

The presumption is overcome if the limited partners have either:

1.	The substantive ability to dissolve (liquidate) the limited partnership or otherwise remove the general partner without cause (also referred to as substantive kick-out rights), or

2.	Substantive participating rights.

The limited partners’ ability to exercise substantive kick-out rights will overcome the presumption that a general partner controls the partnership. Substantive kick-out rights must have both the following characteristics:

1.	They can be exercised by a single limited partner or a vote of a simple majority (or a lower percentage) of the limited partner voting interests held by parties other than the general partner, and

2.	The limited partners holding the kick-out rights have the ability to exercise those rights if they choose to do so (i.e., there are no significant barriers to the exercise of the rights).

The limited partnership agreements for the Registrant’s investment partnerships provide that the general partner may be removed upon the consent of not less than a majority of the limited partners other than the general partner. In addition, there are no barriers in the limited partnership agreements to prevent the limited partners from exercising these rights. Accordingly, the Registrant believes that the limited partners have substantive kick-out rights, and therefore the general partner is not required to fully consolidate the partnerships as prescribed by EITF 04-5.

Kunzman & Bollinger, Inc.

Securities and Exchange Commission
June 27, 2008

4.
In addition, please tell us of any instances where your interests in the limited partnerships have exceeded 50%, whereas you would not otherwise qualify for equity method accounting, a condition for the use of proportionate consolidation of unincorporated legal entities under EITF 00-1.

The Registrant’s interests in any limited partnerships that may be over 50% are very immaterial to its financial statements, and therefore are accounted for on a proportionate consolidation basis consistent with all of the Registrant’s limited partnership investments.

Please contact the undersigned or Gerald A. Bollinger if you have any questions or comments concerning this response.

Very truly yours,

KUNZMAN & BOLLINGER, INC.

/s/ Wallace W. Kunzman, Jr.

Wallace W. Kunzman, Jr.

cc:	Mr. Jack Hollander
Mr. Justin Atkinson